

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

December 14, 2007

Via U.S. Mail and Facsimile

Mr. Kim Bradford
President and CEO
Osage Exploration and Development, Inc.
888 Prospect Street
Suite 210
La Jolla, CA 92037

> **Re: Osage Exploration and Development, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-SB**
> **Filed November 30, 2007**
> **File No. 0-52718**

Dear Mr. Bradford:

We have reviewed your filings and supplemental responses with technical support and have the following engineering comment. Please provide a written response to our comments. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Petroleum Engineering Comments

Amendment Four to Form 10-SB Filed November 30, 2007

Supplemental Information about Oil and Gas Producing Activities (Unaudited), page F-21

1.   We have reviewed your supplemental response dated November 30, 2007. Please file all the supplemental materials included in this response and in all your prior responses on EDGAR as required by Regulation S-T.

Closing Comments

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of draft amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ron Winfrey at (202) 551-3704 if you have any questions regarding the engineering comments. Please contact Donna Levy at (202) 551-3292, or in her absence, Timothy Levenberg, Special Counsel, (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director